March 12, 2025

Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: GraniteShares ETF Trust (the “Trust” or the “Registrant”) File Nos. 333-214796, 811-23214

Dear Mr. Bellacicco:

On December 18, 2024, GraniteShares ETF Trust (the “Trust” or “Registrant”), on behalf of GraniteShares 2x Long IONQ Daily ETF, GraniteShares 2x Long SQ Daily ETF, GraniteShares 2x Long MARA Daily ETF, GraniteShares 2x Short MSTR Daily ETF, GraniteShares 2x Long MRVL Daily ETF, GraniteShares 2x Long PDD Daily ETF, GraniteShares 2x Long RDDT Daily ETF, GraniteShares 2x Long RIOT Daily ETF, GraniteShares 2x Long HOOD Daily ETF, GraniteShares 2x Long NOW Daily ETF, GraniteShares 2x Long SNOW Daily ETF, and GraniteShares 2x Long VRT Daily ETF (the “Funds”) filed a Post-Effective Amendment #75 to the Trust’s Registration Statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended to revise the investment strategy and related disclosures.

On February 5, 2025, you provided comments to the Amendment to which we have responded. In a telephone conversation on March 5, 2025, you provided additional comments to the Amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language to a Fund’s prospectus is in italics and deleted language appears struck through.

Comment 23: For GraniteShares 2x RIOT Daily ETF, the Underlying Stock Risk still discloses that the performance of the Underlying Stock is subject to the risks of the consumer services industry. Please update to the correct industry.

Response: The Underlying Stock Risk disclosure has been amended through amendment with the following language: “Capital market services companies may be significantly affected by stock and bank trading activity, changes in governmental regulation, continuing increases in price competition, decreases in fees or fee related business, including investment banking, brokerage, asset management and other servicing fees, fluctuation in interest rates and other factors which could adversely affect financial markets.”

Comment 32: For GraniteShares 2x Long MARA Daily ETF, please consider disclosing risks related to delays in receipt of hardware due to customs inspections.

Response: The following risk disclosure has been amended through amendment: “Delays in Receipt of Hardware Due to Custom Inspections Risk: Custom inspections can lead to delivery delays, potentially causing issues like supply chain disruptions, missed delivery schedules, and unsatisfied customers, as well as potentially leading to additional fees and inventory shortages.”

March 12, 2025

If you have any questions, please call the undersigned at (216) 566-5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla